

August 1, 2011

Via Email

David Friend
Chief Executive Officer
Carbonite, Inc.
177 Huntington Avenue
Boston, Massachusetts 02115

> **Re:** **Carbonite, Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 28, 2011**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed July 29, 2011**
> **File No. 333-174139**

Dear Mr. Friend:

We have reviewed your letter dated July 28, 2011 and the above-referenced filings, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated July 28, 2011.

Summary Consolidated Financial Information and Other Data, page 7

1.   We note your response to prior comment 1, and your disclosure that management uses bookings as a leading indicator of revenue for future periods. As you disclose elsewhere, you initially record a subscription fee as deferred revenue and then recognize it ratably over the subscription period. Please explain or revise your statement that bookings is a leading indicator of revenue for future periods, as it is unclear how this metric could be an indicator for future revenue when it seems to represent the present dollar value of new contracts obtained during the period.

Capitalization, page 37

2.   Please reconcile for us the difference between the pro forma cash and short-term investments amount and the pro forma adjusted cash and short-term investments amount as compared to the estimated net proceeds.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Stock-based compensation, page 51

3.   We reissue comment 11 from our letter dated July 22, 2011. Consider revising your disclosures to include the intrinsic value or fair value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Evan Jacobson, Attorney-Advisor, at (202) 551-3428 with any other questions.

                                        Sincerely,

                                        /s/ Craig Wilson

                                        Craig Wilson
                                        Senior Assistant Chief Accountant

cc: Via Email
        Edouard C. LeFevre, Esq.
        Foley & Lardner LLP